Exhibit 99.2

Q2, FY 2021 Results: Mytheresa continues strong growth and profitability

•	Increase in net sales of 32.9% year-over-year to €158.6 million and continued strong profitability in Q2, FY 2021 confirming Mytheresa as one of the leading curated digital platforms of luxury goods focusing on high-end luxury customers

•	Growth of active customers by 28.2% year-over-year to 569,000 (LTM) and a record high of first-time buyers (over 100,000 new customers) in Q2, FY 2021

•	Stable gross profit due to the clear focus on high-end luxury shoppers and commitment to full price business

MUNICH, Germany (February 25, 2020) – MYT Netherlands Parent B.V. (NYSE:MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its fiscal second quarter ended December 31, 2020.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “Even considering clear tailwinds by the COVID pandemic, the strong results of the second quarter of fiscal year 2021 confirm once more our strategy and unique business model: Mytheresa is about inspiration not aggregation. It is about an unrivaled, highly curated offering, a focus on high-end luxury customers, sophisticated technologies and a first-class in-house managed service experience.”

Kliger continued, “Our full commitment to acquire and retain the best customer base in the market creates a reinforcing cycle of outstanding brand relationships that feed a superior customer value proposition to generate strong customer economics, which allows us to stay true to our strategic focus. Therefore, we will continue to deliver growth as well as profitability.”

FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED DECEMBER 31, 2020

•	Net sales increase of 32.9% year-over-year to €158.6 million

•	Active customer growth of 28.2% to 569,000

•	Gross margin of 49.5%, a slight increase of 60 basis points year-over-year

•	Adjusted EBITDA of €22.1 million, as compared to €12.9 million in the prior year period

•	Adjusted EBITDA margin of 14.0%, as compared to 10.8% in the prior year period

•	Operating income of €16.6 million, as compared to €7.3 million in the prior year period

•	Adjusted operating income of €20.1 million, as compared to €10.9 million in the prior year period

•	Net income of €15.7 million, as compared to €6.3 million in the prior year period

•	Adjusted net income of €14.8 million, as compared to €6.4 million in the prior year period

•	Successfully completed IPO in January 2021 to raise proceeds, net of underwriting discounts and before related expenses of approximately $344.2 million

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2020

•	Net sales increase of 30.4% year-over-year to €285.0 million

•	Gross margin of 48.2%, a slight increase of 20 basis points year-over-year

•	Adjusted EBITDA of €32.6 million, as compared to €17.2 million in the prior year period

•	Adjusted EBITDA margin of 11.4%, as compared to 7.9% in the prior year period

•	Operating income of €24.8 million, as compared to €8.9 million in the prior year period

•	Adjusted Operating income of €28.5 million, as compared to €13.4 million in the prior year period.

•	Net income of €25.4 million, as compared to €2.0 million in the prior year period

•	Adjusted net income of €20.1 million, as compared to €10.0 million in the prior year period

RECENT BUSINESS HIGHLIGHTS

•	Maintained business continuity in all operations with focus on health and well-being of all Mytheresa employees as top priority since the pandemic started

•	Record number of daily shipments, processing 11,000 parcels in just one day during Q2, FY 2021

•	Record high of first time buyers (over 100,000 new customers) in Q2, FY 2021

•	Further decreased customer acquisition costs

•	Significant increase in customer satisfaction with a Net Promoter Score of 87% in Q2, FY 2021

•	Continued expansion of the Mytheresa menswear business above expectations with net sales share surpassing 10% in December 2020

•	Hosted digital events targeting top customers in collaboration with the designers of Khaite, Wardrobe NYC, Eera, selected influencers and a physical VIC event in Shanghai, China in December 2020

•	Strong ongoing support of brand partners with the launch of exclusive capsule collections and pre-launches in collaboration with Valentino, Moncler, Dolce & Gabbana, Loewe, Christian Louboutin, Max Mara and many more

SUBSEQUENT EVENTS

On January 25, 2021, Mytheresa successfully closed its initial public offering (“IPO”) of 17,994,117 American Depositary Shares (“ADSs”), representing 17,994,117 ordinary shares, including the full exercise by the underwriters of their option to purchase 2,347,058 additional ADSs, representing 2,347,058 ordinary shares, at a public offering price of $26.00 per ADS. The Company sold 14,233,823 ADSs in the offering and its sole shareholder sold 3,760,294 ADSs in the offering, including 586,764 ADSs sold by the Company and 1,760,294 ADSs sold by the sole shareholder pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs. The IPO raised approximately $344.2 million, net of underwriting discounts and before related expenses.

On January 26, 2021, Mytheresa exercised the option to repay the Fixed Rate Shareholder Loans (principal plus outstanding interest) with parts of the proceeds of our IPO, which resulted in cash outflows of €170.0 million ($ 206.6 million). In addition, MGG and its subsidiaries fully repaid any borrowings under the revolving credit facilities.

BUSINESS OUTLOOK

For the full fiscal year ending June 30, 2021, some of the beneficial performance tailwinds from COVID may be expected to slow down in Q3 and especially in Q4 as stores reopen. Nevertheless, we expect strong results for the full fiscal year in line with long-term expectations of net sales growth of low to mid-twenties and stable Adjusted EBITDA margins:

•	Net sales in the range of €565 million to €580 million, representing 26% to 29% growth

•	Adjusted EBITDA in the range of €45 million to €48 million, representing 27% to 36% growth

•	Adjusted EBITDA Margin of 8.0% to 8.3%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its second quarter fiscal 2021 financial results on February 25, 2021 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (833) 979-2860 (USA) or +1 (236) 714-2917 (International). A replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on February 25, 2021, through March 4, 2021, by dialing +1(800) 585-8367 (USA) or +1 (416) 621-4642 (International). The replay passcode will be 9993744.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in our final prospectus under Rule 424(b) filed with the SEC on January 22, 2021 in connection with our IPO and 6-K (reporting our quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, IPO preparation and transaction costs and share-based compensation expenses.

•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, any IPO preparation and transaction costs and share-based compensation expenses.

•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, finance expenses on our Shareholder Loans, IPO preparation and transaction costs, share-based compensation expenses and related income tax effects.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury fashion e-commerce retailers. Mytheresa was launched in 2006 and offers ready-to-wear, shoes, bags and accessories for women, men and kids. The highly curated edit focuses on true luxury with designer brands such as Bottega Veneta, Burberry, Dolce & Gabbana, Fendi, Gucci, LOEWE, Loro Piana, Moncler, Prada, Saint Laurent, Valentino and many more. Mytheresa's unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations.

For more information, please visit https://investors.mytheresa.com/.

Investor Relations Contacts

Ed Yuen / Maria Lycouris

+1-800-929-7167

investors@mytheresa.com

Media Contacts for public relations	Media Contacts for business press

Mytheresa.com GmbH	Edelman USA
Sandra Romano	Ted McHugh / Nicole Briguet
mobile: +49 152 54725178	phone: +1 201 341-0211 / +1 646 750-7235
phone: +49 89 127695-236	email: ted.mchugh@edelman.com
email: sandra.romano@mytheresa.com	email: nicole.briguet@edelman.com

Edelman Germany, Austria, Switzerland
Ruediger Assion
mobile: +49 162 4909624
phone: +49 221 8282 8111
email: ruediger.assion@edelmann.com

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Six Months Ended
	December 31, 2019	December 31, 2020	Change in %	December 31, 2019	December 31, 2020	Change in %
(in millions) (unaudited)
Active customer (LTM in thousands)	444	569	28.2%	444	569	28.2%
Total orders shipped (LTM in thousands)	1.010	1.256	24.4%	1.010	1.256	24.4%

Net sales	€ 119.4	€ 158.6	32.9%	€ 218.5	€ 285.0	30.4%
Gross profit	€ 58.4	€ 78.6	34.6%	€ 104.7	€ 137.3	31.1%
Gross profit margin(1)	48.9%	49.5%	63 BPs	47.9%	48.2%	23 BPs
Adjusted EBITDA(2)	€ 12.9	€ 22.1	72.1%	€ 17.2	€ 32.6	89.1%
Adjusted EBITDA margin(1)	10.8%	14.0%	318 BPs	7.9%	11.4%	355 BPs
Adjusted Operating Income(2)	€ 10.9	€ 20.1	84.7%	€ 13.4	€ 28.5	113.3%
Adjusted Operating Income margin(1)	9.1%	12.7%	356 BPs	6.1%	10.0%	389 BPs
Adjusted Net Income(2)	€ 6.4	€ 14.8	131.4%	€ 10.0	€ 20.1	101.5%
Adjusted Net Income margin(1)	5.4%	9.3%	397 BPs	4.6%	7.0%	248 BPs

(1)	As a percentage of net sales.

(2)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see below.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income to their most directly comparable IFRS measures:

	Three Months Ended			Six Months Ended
	December 31, 2019	December 31, 2020	Change in %	December 31, 2019	December 31, 2020	Change in %
(in millions) (unaudited)
Net income	€ 6.3	€ 15.7	148.4%	€ 2.0	€ 25.4	1,159.4%
Finance expenses, net	€ (3.4)	€ (5.0)	46.8%	€ 6.0	€ (10.2)	(269.7%)
Income tax expense	€ 4.4	€ 5.9	33.3%	€ 0.9	€ 9.6	1026.0%
Depreciation and amortization	€ 2.0	€ 2.0	3.0%	€ 3.9	€ 4.1	5.3%
thereof depreciation of right-of use assets	€ 1.3	€ 1.3	2.3%	€ 2.5	€ 2.6	4.4%
EBITDA	€ 9.3	€ 18.7	100.1%	€ 12.7	€ 28.9	127.1%
U.S. sales tax(1)	€ 0.8	€ 0.0	(100.0%)	€ 1.7	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.7	€ 3.5	27.9%	€ 2.7	€ 3.7	35.3%
Share-based compensation expense(3)	€ 0.0	€ 0.0	(68.2%)	€ 0.1	€ 0.0	(72.5%)
Adjusted EBITDA	€ 12.9	€ 22.1	72.1%	€ 17.2	€ 32.6	89.1%

	Three Months Ended			Six Months Ended
	December 31, 2019	December 31, 2020	Change in %	December 31, 2019	December 31, 2020	Change in %
(in millions) (unaudited)
Operating Income	€ 7.3	€ 16.6	126.4%	€ 8.9	€ 24.8	180.3%
U.S. sales tax(1)	€ 0.8	€ 0.0	(100.0%)	€ 1.7	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.7	€ 3.5	27.9%	€ 2.7	€ 3.7	35.3%
Share-based compensation expense(3)	€ 0.0	€ 0.0	(68.2%)	€ 0.1	€ 0.0	(72.5%)
Adjusted Operating Income	€ 10.9	€ 20.1	84.7%	€ 13.4	€ 28.5	113.3%

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Six Months Ended
	December 31, 2019	December 31, 2020	Change in %	December 31, 2019	December 31, 2020	Change in %
(in millions) (unaudited)
Net Income	€ 6.3	€ 15.7	148.4%	€ 2.0	€ 25.4	1,156.4%
U.S. sales tax(1)	€ 0.8	€ 0.0	(100.0%)	€ 1.7	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.7	€ 3.5	27.9%	€ 2.7	€ 3.7	35.3%
Share-based compensation expense(3)	€ 0.0	€ 0.0	(68.2%)	€ 0.1	€ 0.0	(72.5%)
Finance expenses on shareholder loans (4)	€ (3.7)	€ (5.3)	44.3%	€ 5.6	€ (10.9)	(296.1%)
Income tax effect(5)	€ 0.2	€ 0.9	338.9%	€ (2.1)	€ 1.9	(190.5%)
Adjusted Net Income	€ 6.4	€ 14.8	131.4%	€ 10.0	€ 20.1	101.5%

(1)	Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. We temporarily incurred sales tax related liabilities on customer purchases in the United States because we were not able to charge our customers for these amounts at the point of sale under our previous IT configuration. Due to upgrades in our IT infrastructure during the fourth quarter of fiscal 2020, we no longer incur these expenses, as we charge the applicable U.S. sales tax directly to our customers.

(2)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.

(3)	During the three and six months ended December 31, 2019 and 2020, respectively, certain key management personnel received share-based compensation from our ultimate parent. We do not consider these expenses to be indicative of our core operating performance.

(4)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. Further, we do not have any financial covenants associated from the Shareholder Loans and we do not have any required interest or principal payments until their respective maturities in October 2025. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(5)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Six Months Ended

(in € thousands)	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Net sales	119,369	158,593	218,481	284,952
Cost of sales, exclusive of depreciation and amortization	(60,989)	(80,023)	(113,755)	(147,701)
Gross profit	58,380	78,570	104,726	137,251
Shipping and payment cost	(14,204)	(17,833)	(27,345)	(32,666)
Marketing expenses	(17,294)	(19,696)	(33,110)	(37,137)
Selling, general and administrative expenses	(17,839)	(22,104)	(31,794)	(37,660)
Depreciation and amortization	(1,987)	(2,046)	(3,864)	(4,067)
Other expense (income), net	284	(276)	244	(897)
Operating income	7,340	16,615	8,857	24,824
Finance (expense) income, net	3,389	4,975	(5,984)	10,157
Income (loss) before income taxes	10,729	21,590	2,873	34,981
Income tax expense (income)	(4,399)	(5,866)	(855)	(9,627)
Net income (loss)	6,330	15,724	2,018	25,354
Cash Flow Hedge	436	78	(846)	949
Income Taxes related to Cash Flow Hedge	(121)	11	235	(231)
Other comprehensive income (loss)	315	89	(611)	718
Comprehensive income (loss)	6,645	15,813	1,407	26,072

Basic and diluted earnings per share	€0,09	0,22	€0,03	€0,36
Weighted average ordinary shares outstanding (basic and diluted)(1)	70,190,687	70,190,687	70,190,687	70,190,687

(1)	On January 12, 2021, the Company effected a 70,190,687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding. Accordingly, all share and per share amounts for all periods presented in these condensed consolidated interim financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2020	December 31, 2020
Assets
Non-current assets
Intangible assets and goodwill	154,966	154,883
Property and equipment, net	9,570	9,517
Right-of-use assets	19,001	16,298
Total non-current assets	183,537	180,698
Current assets
Inventories	169,131	231,968
Trade and other receivables	4,815	6,012
Other assets	18,950	18,180
Cash and cash equivalents	9,367	5,231
Total current assets	202,263	261,391
Total assets	385,800	442,089

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	91,008	91,022
Accumulated Deficit	(28,234)	(2,880)
Other comprehensive income	1,602	2,320
Total shareholders’ equity	64,377	90,463

Non-current liabilities
Shareholder Loans	191,194	174,651
Other liabilities	5,905	7,240
Tax liabilities	3,853	3,852
Provisions	582	706
Lease liabilities	13,928	11,338
Deferred tax liabilities, net	1,130	9,882
Total non-current liabilities	216,592	207,669
Current liabilities
Liabilities to banks	10,000	45,990
Lease liabilities	5,787	5,239
Contract liabilities	6,758	6,024
Trade and other payables	36,158	38,708
Other liabilities	46,128	47,996
Total current liabilities	104,831	143,957
Total liabilities	321,423	351,626
Total shareholders’ equity and liabilities	385,800	442,089

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2019	72	148,960	(34,584)	-	(3,128)	111,320
Net income	-	-	2,018	-	-	2,018
Other comprehensive income	-	-	-	(611)	1,224	613
Comprehensive income	-	-	2,018	(611)	1,224	2,631
Legal Reorganization	(71)	36,252		-	-	36,181
Share-based compensation	-	51	-	-	-	51
Balance as of December 31, 2019	1	185,263	(32,566)	(611)	(1.904)	150,183

Balance as of July 1, 2020	1	91,008	(28,234)	-	1,602	64,377
Net income	-	-	25,354	-	-	25,354
Other comprehensive income	-	-	-	718	-	718
Comprehensive income	-	-	25,354	718	-	26,072
Share-based compensation	-	14		-		14
Balance as of December 31, 2020	1	91,022	(2,880)	718	1,602	90,463

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Six months ended December 31,
(in € thousands)	2019	2020
Net (loss) income	2,018	25,354
Non-Cash items
Depreciation and amortization	3,864	4,067
Finance expense (income), net	5,984	(10,157)
Share-based compensation	51	14
Income tax (income) expense	855	9,627
Change in operating assets and liabilities
Increase in provisions	8	124
Increase in inventories	(36,418)	(62,837)
Decrease (increase) in trade and other receivables	1,499	(1,197)
Decrease (increase) in other assets	1,072	1,955
Increase in other liabilities	8,726	2,968
Increase (decrease) in contract liabilities	1,528	(734)
(Decrease) increase in trade and other payables	(7,949)	2,550
Income taxes paid	(1,723)	(1,102)
Net cash (outflow) from operating activities	(20,485)	(29,368)
Expenditure for property and equipment and intangible assets	(1,281)	(1,363)
Proceeds from sale of property and equipment and intangible assets	-	44
Net cash (outflow) from investing activities	(1,281)	(1,319)
Interest paid	(418)	(3,962)
Proceeds from bank liabilities	30,000	64,990
Repayment of liabilities from banks	(862)	(29,000)
Repayment of Shareholder loans	-	(2,411)
Lease payments	(2,465)	(3,047)
Net cash inflow from financing activities	26,255	26,570
Net increase (decrease) in cash and cash equivalents	4,489	(4,118)
Cash and cash equivalents at the beginning of the period	2,120	9,367
Effects of exchange rate changes on cash and cash equivalents	(28)	(18)
Cash and cash equivalents at end of the period	6,581	5,231